

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2023

J. Michael Schroeder, Esq.
General Counsel and Corporate Secretary
Goodness Growth Holdings, Inc.
207 South 9th Street
Minneapolis, Minnesota 55402

>   **Re: Goodness Growth Holdings, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 4, 2023**
>   **File No. 333-273728**

Dear J. Michael Schroeder:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at (202) 551-3635 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences

cc: Thomas M. Rose, Esq.